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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

WESTPORT RESOURCES CORPORATION
(FORMERLY KNOWN AS BELCO OIL & GAS CORP.)
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

961418100
(CUSIP Number)

C/O HOWARD L. BOIGON
1670 BROADWAY STREET
SUITE 2800
DENVER, COLORADO 80202
(303) 573-5404
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

STEPHEN W. JOHNSON, ESQUIRE
REED SMITH LLP
435 SIXTH AVENUE
PITTSBURGH, PENNSYLVANIA 15219
(412) 288-3131

November 18, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The total number of shares of Common Stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation ("Issuer" or the "Company"), reported herein is 13,014,652 shares, which constitutes 19.32% of the total number of shares outstanding as of November 3, 2003. Ownership percentages set forth herein are based on the Issuer's Form 10-Q filed on November 14, 2003, which disclosed that there were 67,347,957 shares of Common Stock of Issuer outstanding, and 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

CUSIP No.            961418100

1.	Names of Reporting Persons.
EQT Investments, LLC
I.R.S. Identification Nos. of above persons (entities only).
51-0394048

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Source of Funds
See Item 3

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
13,006,152

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
13,006,152

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,006,152

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
19.31%

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No.            961418100

1.	Names of Reporting Persons.
Equitable Resources, Inc.
I.R.S. Identification Nos. of above persons (entities only).
25-0464690

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Source of Funds
See Item 3

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
13,006,152 (1)

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
13,006,152 (1)

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,006,152 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
19.31%

14.	Type of Reporting Person (See Instructions)
CO

(1)
Includes 13,006,152 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable Resources, Inc. ("Equitable"). Equitable may be deemed to beneficially own these shares. Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by EQTI.

  CUSIP No.            961418100

1.	Names of Reporting Persons.
Murry S. Gerber
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Source of Funds
See Item 3

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
13,012,652 (2)

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
13,012,652 (2)

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,012,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
19.32%

14.	Type of Reporting Person (See Instructions)
IN

(2)
Includes (i) 13,006,152 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, and (ii) 6,500 shares of Issuer Common Stock held by Mr. Gerber directly. Mr. Gerber disclaims beneficial ownership of 13,006,152 shares of Issuer Common Stock held by EQTI.

  CUSIP No.            961418100

1.	Names of Reporting Persons.
David L. Porges
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Source of Funds
See Item 3

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
13,008,152 (3)

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
13,008,152 (3)

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,008,152

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
19.31%

14.	Type of Reporting Person (See Instructions)
IN

(3)
Includes (i) 13,006,152 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, and (ii) 2,000 shares of Issuer Common Stock directly held by Mr. Porges. Mr. Porges disclaims beneficial ownership of 13,006,152 shares of Issuer Common Stock held by EQTI.

        THIS AMENDMENT NO. 3 TO SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001 (AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED WITH THE COMMISSION ON APRIL 7, 2003, AND AS AMENDED AND RESTATED BY AMENDMENT NO. 2 TO SCHEDULE 13D FILED WITH THE COMMISSION ON OCTOBER 21, 2003, THE "SCHEDULE 13D"). THE TEXT OF ITEMS 2, 4, 5(a), (b) and (c), and 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

SCHEDULE 13D

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

        This Schedule 13D is being filed by EQT Investments, LLC, a Delaware limited liability company ("EQTI"), Equitable Resources, Inc., a Pennsylvania corporation ("Equitable" and together with EQTI, the "EQT Entities"), and the following individuals: Murry S. Gerber and David L. Porges.

        EQTI's principal business is to serve as a holding company for various subsidiaries and affiliates of Equitable. The address of EQTI's principal office is: 801 West Street, 2nd Floor, Wilmington, Delaware 19801. The principal business of Equitable is to serve as an integrated energy company with an emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and leading-edge energy management services for customers throughout the United States and selected foreign markets. The address of its principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219. Murry S. Gerber is the Chairman, President and Chief Executive Officer of Equitable. David L. Porges is the Executive Vice President and Chief Financial Officer of Equitable. The address of each of Mr. Gerber and Mr. Porges is: One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219. Mr. Gerber and Mr. Porges are United States citizens.

        Neither EQTI, Equitable nor Messrs. Gerber and Porges, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF THE TRANSACTION

        Item 4 is hereby amended by deleting the text of the penultimate paragraph (beginning with "The shares of Issuer Common Stock owned by the ERII Entities...") in its entirety and replacing it with the following:

        The shares of Issuer Common Stock owned by the EQT Entities, Murry S. Gerber and David L. Porges (collectively, the "Equitable Parties") are being held for investment purposes. The Equitable Parties actively review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, in comparison with other investment opportunities. Based upon such review, the Equitable Parties will take such actions in the future with respect to the Issuer Common Stock they own as they deem appropriate in light of the circumstances existing from time to time. Any Equitable Party may determine to dispose of some or all of the Issuer's securities currently owned by them either in the open market (subject to applicable legal restrictions) or in registered or privately negotiated transactions, or in other transactions they determine to be appropriate, including, for example, by way of gift or in exchange for other securities. In particular, EQTI desires to sell approximately 3,000,000 shares of Issuer Common Stock in a registered, negotiated transaction which EQTI desires to complete in the next six months. EQTI is engaged in discussions with the Company regarding the appropriate means of effecting this registration and transaction. None of the Equitable Parties presently have any plans or intentions to acquire additional Issuer securities. The foregoing is subject to the terms of the Registration Rights Agreement.

        On October 31, 2003, ERI Investments, Inc., a Delaware corporation ("ERII"), merged (the "ERII Merger") with and into EQTI. Pursuant to the ERII Merger, the 13,006,152 shares of Issuer Common Stock held by ERII were transferred by operation of law to EQTI, and EQTI succeeded to the rights and duties of ERII under the Voting Agreement and Registration Rights Agreement.

        The descriptions of the Voting Agreement and Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which were filed with the SEC on October 21, 2003 as Exhibit 10.1 and Exhibit 10.2 to Amendment No. 2 to Schedule 13D, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Items 5(a), (b) and (c) are hereby amended by deleting the text thereof in their entirety and replacing it with the following:

        (a)    EQTI directly owns 13,006,152 shares of Issuer Common Stock, representing 19.31% of Issuer Common Stock outstanding as of November 3, 2003, which are subject to the Voting Agreement and the Registration Rights Agreement. Equitable does not directly own any shares of Issuer Common Stock. Equitable, however, as the parent of EQTI, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock. Equitable disclaims beneficial ownership of the 13,006,152 shares of Issuer Common Stock held by EQTI.

        Murry S. Gerber directly owns 6,500 shares of Issuer Common Stock, representing .0097% of Issuer Common Stock outstanding as of November 3, 2003. Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of EQTI, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock. Mr. Gerber disclaims beneficial ownership of the 13,006,152 shares of Issuer Common Stock held by EQTI.

        David L. Porges directly owns 2,000 shares of Issuer Common Stock, representing .0030% of Issuer Common Stock outstanding as of November 3, 2003. Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of EQTI, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock. Mr. Porges disclaims beneficial ownership of the 13,006,152 shares of Issuer Common Stock held by EQTI.

        (b)    Each of Equitable and EQTI may be deemed to have the sole power to vote and dispose of 13,006,152 shares of Issuer Common Stock. Mr. Gerber may be deemed to have the sole power to vote and dispose of 13,012,652 shares of Issuer Common Stock. Mr. Porges may be deemed to have the sole power to vote and dispose of 13,008,152 shares of Issuer Common Stock. Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 13,006,152 shares of Issuer Common Stock held by EQTI. The principal business, if applicable, and the address of each of EQTI, Equitable and Messrs. Porges and Gerber are listed in Item 2. Messrs. Porges and Gerber are United States citizens.

        Neither Equitable, EQTI nor Messrs. Porges and Gerber have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c)    Except for the ERII Merger, none of the persons named in paragraph (a), above, has effected any transactions in Issuer Common Stock during the past 60 days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit No.	Description
10.1	Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Amendment No. 2 to Schedule 13D)
10.2	Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Amendment No. 2 to Schedule 13D)
10.3	Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D)
10.4	Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D)
10.5	Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. (filed as Exhibit 10.5 to Amendment No. 1 to Schedule 13D)
99.1	Joint Filing Agreement dated as of October 16, 2003 (filed as Exhibit 99.1 to Amendment No. 2 to Schedule 13D)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003

EQT INVESTMENTS, LLC
By:	/s/ KENNETH J. KUBACKI Name: Kenneth J. Kubacki Title: Vice President
EQUITABLE RESOURCES, INC.
By:	/s/ MURRY S. GERBER Name: Murry S. Gerber Title: Chairman, President and Chief Executive Officer
/s/ MURRY S. GERBER Murry S. Gerber
/s/ DAVID L. PORGES David L. Porges

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
10.1	Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).
10.2
Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).
10.3
Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.4
Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.5
Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. (filed as Exhibit 10.5 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
99.1	Joint Filing Agreement dated as of October 16, 2003 (filed as Exhibit 99.1 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).

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SCHEDULE 13D
SIGNATURE
EXHIBIT INDEX